

December 16, 2011

Via E-mail
Zhilin Li
Chief Executive Officer (principal executive officer)
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

> **Re:** **China Pharma Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011 and Amended March 17, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-34471**

Dear Mr. Li:

We have reviewed your November 17, 2011 response to our November 2, 2011 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K/A for the fiscal year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 48

1. Please provide proposed revisions to your disclosure to be included in future filings that address the impact of your funding obligations with the laboratories on your liquidity. Include a qualitative and quantitative discussion of the material commitments to fund the progress payments through SFDA approval. Refer to Item 303(A)(2)(i)of Regulation S-K and Financial Reporting Release 36.

Notes to Consolidated Financial Statements
Note 4 – Intangible Assets, page F-12

2. Please refer to your response to our comment one. We are still evaluating your accounting for the medical formulas and have the following comments:

- Please refer to your August 19, 2011 response letter, where you state "in order to obtain SFDA authorization to produce a generic drug the Company must show that the drug functions as intended". If obtaining SFDA authorization requires you to show that the drug functions as intended, please tell us why capitalization is appropriate. It appears based on your response that the acquired formulas and the subsequent periodic payments do not have alternative future use without the SFDA approval.

- Given the presence of the refund right, it is unclear why the payments to acquire the formula and the subsequent progress payments are classified as an intangible assets, prior to completion of the SFDA regulatory approval process. Please tell us why these payments are not more appropriately classified as advances if not required to be expensed as incurred.

- Please provide proposed revisions to your disclosure to be included in future filings addressing the terms of the arrangement with the laboratories, in more specificity than what is currently provided. In your disclosure, please include the terms of the funding obligations and the nature of the refund right.

- With respect to the refund provision, please provide proposed revisions to your disclosure to be included in future in filings addressing the following separately for the medical formulas and the payments to the laboratories:
  - The point at which the Company can demand a refund;
  - Which party decides that the SFDA process is terminated; and
  - Whether there is an appeals process.

- You state in the last sentence in response to comment one that the date the laboratory completes its performance of services constituting a specified phase of the contract is the date the Company has received an intangible asset and the date on which the cost of those corresponding services, including any prior advance, is reclassified as an intangible asset. Please help us understand why that point of time is the point in which the amount is no longer considered an advance, but is considered an intangible asset.

- Please provide proposed disclosure to clarify if you have the right to sell the medical formulas to a third party and the terms of that right. Clarify if that right exists before and/or after SFDA approval.

3. Please address the following:

- Please provide us proposed disclosure to be included in future filings of the gross carrying amount and the accumulated amortization of the patents and the medical formulas for each balance sheet presented in your financial statements, in accordance with 350-30-50-2. The Form 10-K does not contain this information for the year ended December 31, 2010 and 2009.

- Provide us proposed disclosure to be included in future filings of the weighted-average amortization period for your patents in accordance with ASC 350-30-50-1a3.
- You state that the effect of the change in amortization of the patents was $0 for periods prior to 2009, $51,000 for 2009, and $202,000 for 2010. It appears based on your Form 10-Q for the nine months ended September 30, 2011 that you only recorded $46K in amortization expense for the nine months in 2011 relating to patents. Please tell us why amortization for patents has decreased significantly.
- Please provide revised proposed disclosure to be included in future filings to separately quantify medical formulas classified as intangible assets that have received SFDA production approval.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant